UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, February 25, 2010 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors:

1. Changes of Directors (as of April 1, 2010)

Name	New Position	Current Position

Haruya Uehara	Director	Deputy Chairman (Representative Director)

Kinya Okauchi	Deputy Chairman (Representative Director)	Director

Nobuo Kuroyanagi	Director	President and CEO (Representative Director)

Katsunori Nagayasu	President and CEO (Representative Director)	Director

2. Candidate Director (as of the date of the Regular Shareholders’ meeting planned for June 2010)

Name	New Position	Current Position

Takamune Okihara	Chairman (Representative Director)	—

3. Retiring Directors (as of the date of the Regular Shareholders’ meeting planned for June 2010)

Name

Ryosuke Tamakoshi	(Chairman (Representative Director))

Haruya Uehara	(Director)

Nobuo Kuroyanagi	(Director)

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651